January 11, 2011


   United States Securities and Exchange Commission
   Division of Corporation Finance
   Washington, D.C. 20549
   Attention: Larry Spirgel, Assistant Director

        Re:  CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
             FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 FILED MARCH 8, 2010
             FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2010
             FILE NO. 0-51446

   Dear Mr. Spirgel:

        We are in receipt of your comment letter dated December 28, 2010 to Consolidated Communications Holdings, Inc. (the "Company"). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in BOLD TEXT and providing the Company's response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.

   FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

   ITEM 1. BUSINESS, PAGE 4

   GENERAL

   1. ON PAGE 37 YOU STATE THAT THE STATE OF ILLINOIS IS A SIGNIFICANT CUSTOMER AND YOU DISCUSS HOW THE STATE HOLDS POWER TO TERMINATE CONTRACTS AT ANY TIME WITHOUT CAUSE, AND OTHER TERMS FAVORABLE TO THE STATE GOVERNMENT. IN FUTURE FILINGS PLEASE REFERENCE THIS RISK FACTOR IN YOUR BUSINESS SECTION WHERE YOU DISCUSS THE SEGMENT OF YOUR BUSINESS THAT MAY BE SUBJECT TO RENEGOTIATION OF PROFITS OR SUBJECT TO TERMINATION AT THE ELECTION OF THE GOVERNMENT. PLEASE ALSO ADDRESS THE ACTUAL AND POTENTIAL IMPACT OF SIGNIFICANT FINANCIAL STRESS BEING EXPERIENCED BY THAT STATE. REFER TO ITEM 101(C)(1)(IX) OF REGULATION S-K.

   THE COMPANY'S RESPONSE

        We note your comment and confirm that, in future filings, we will reference this risk factor in the Business section as requested. Set forth below is the disclosure that we plan to include in the Company's Form 10-K for the fiscal year ended December 31, 2010 (the "2010 Form 10-K") at the end of the section captioned "Business Overview - Other Operations:"

             "See 'Item 1A - Risk Factors - Risks Relating To
             Our Business - The State of Illinois is a significant customer, and our contracts with the state are favorable to the government.'"







   January 11, 2011
   Page 2

        With respect to your request that we address the actual and potential impact of significant financial stress being experienced by the State of Illinois, the Company has not experienced, and we do not expect the Company to experience, any such impact on this part of our business. The Company's contractual relationship with the State of Illinois solely involves the Company collecting revenue from customers (principally through the handling of collect calls and the sale of prepaid calling cards) and then remitting a portion of the revenue collected to the State of Illinois as a commission.

   NETWORK ARCHITECTURE AND TECHNOLOGY, PAGE 12

   2. IN THE LAST PARAGRAPH ON PAGE 12 YOU STATE THAT YOU USE THIRD-PARTY NETWORKS UNDER CONTRACTS COMMONLY KNOWN AS INDEFEASIBLE RIGHTS OF USE. IN FUTURE FILINGS PLEASE PROVIDE A BRIEF DESCRIPTION OF THE RIGHTS ASSOCIATED WITH THIS FORM OF CONTRACT AND DISCUSS WHETHER THIS TYPE OF ARRANGEMENT IS TYPICAL IN YOUR INDUSTRY OR INDUSTRY SEGMENT (I.E. ARE INDEFEASIBLE RIGHTS OF USE TYPICAL INDUSTRY PRACTICE).

   THE COMPANY'S RESPONSE

        We note your comment and confirm that, in future filings, we will provide the requested description and discussion. Set forth below is the disclosure that we plan to include in the corresponding paragraph of the 2010 Form 10-K:

             "An IRU conveys the right to use (including the right to lease to others) a number of fiber strands between two points along a specific route, with the grantee usually having the right to access the fibers at intermediate points along the route. The use of IRU's provides us with long-term availability of a fixed amount of capacity at a set price in order to meet our business needs without the cost of constructing our own network. Besides the initial cost to acquire the IRU, we are also typically required to pay an ongoing maintenance fee. The use of IRU's is a common practice among telecommunications companies."

   ITEM 2. PROPERTIES, PAGE 41

   3. WE NOTE THAT YOU DISCUSS THROUGHOUT THE FORM 10-K THAT YOUR OPERATIONS ARE LIMITED TO ILLINOIS, TEXAS AND PENNSYLVANIA. IN THE TABLE OF PAGE 41, HOWEVER, YOU LIST TERRE HAUTE, IN AS A LEASED PROPERTY HOUSING A COMMUNICATIONS CENTER AND OFFICE. PLEASE ADVISE.







   January 11, 2011
   Page 3

   THE COMPANY'S RESPONSE

        Our disclosure in Item 2 described the principal facilities owned or leased by the Company as of December 31, 2009, at which time the Company's then Consolidated Marketing Response telemarketing business unit ("CMR") leased a satellite office in Terre Haute, IN. On February 28, 2010 (before the date of the filing of our Form 10-K), the Company sold its CMR business to a third party. As part of the sale of CMR, the Company assigned to the purchaser of the business all of the Company's right, title and interest in the lease agreement for the property located in Terre Haute, IN. That transaction, which was immaterial to the Company, was referenced on page 8 of the Form 10-K for the year ended December 31, 2009. As a result, the Company no longer has operations in Indiana.

   ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS..., PAGE 50

   TRENDS AND FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS, PAGE 64

   4. WE NOTE THAT REVENUES ARE DECREASING FROM ACCESS LINES, WHILE YOU HAVE INCREASED REVENUES FROM BROADBAND AND IPTV SERVICES. IN FUTURE FILINGS PLEASE DISCUSS YOUR SOURCES OF REVENUE IN RELATION TO HOW NEW SOURCES OF REVENUE ARE KEEPING PACE WITH SERVICES THAT ARE LOSING REVENUE (I.E. RATE OF REVENUE STREAM REPLACEMENT).

   THE COMPANY'S RESPONSE

        We note your comment but respectfully believe that our existing disclosures in the Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations (beginning on page 55) already discusses how increases in revenue from broadband and IPTV services are keeping pace with declines in revenue from access lines and other traditional wire-line revenue sources. Our existing disclosure cross-references the reader from the Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations (beginning on page 55) to the Trends and Factors That May Affect Future Operating Results on page
   64. As a result, we believe the existing disclosure is adequate to give the reader a clear understanding of the rate of revenue stream replacement.

   DEFINITIVE PROXY STATEMENT INCORPORATED BY REFERENCE INTO PART III OF
   FORM 10-K

   CASH BONUSES, PAGE 30

   5. AT THE TOP OF THE PAGE YOU STATE THAT ACTUAL PERFORMANCE TARGET ACHIEVEMENT WAS A WEIGHTED AVERAGE OF 101.1% OF YOUR OVERALL TARGET. IN FUTURE FILINGS PLEASE DISCLOSE THE WEIGHTED AVERAGE VALUE PAIRED WITH EACH PERFORMANCE MEASURE.







   January 11, 2011
   Page 4

   THE COMPANY'S RESPONSE

        We note your comment and confirm that, in future filings and to the extent applicable, we plan to include in the Company's definitive proxy statement to be filed with the Commission in connection with the 2011 annual meeting of shareholders, language like the following, which would appear immediately following the sentence describing the overall weighted average as a percentage of target (using the measures from 2009 for illustrative purposes):

             "This weighted average consisted of the following components, reflecting the weighting of the performance measures described above and the actual level of achievement of those measures:

                                                  COMPONENT
                    PERFORMANCE MEASURE          PERCENTAGE

                 Adjusted EBITDA                     X%
                 Dividend Payout Ratio               X%
                 Broadband Subscriber Net Adds       X%
                 Other Operating Goals               X%
                 WEIGHTED AVERAGE                    X%"

        The weighted average in the table above will reflect the aggregate sum of the component percentages shown in the table, which in 2009 equalled 101.1%.

   ALL OTHER COMPENSATION, PAGE 32

   6. IN FUTURE FILINGS PLEASE PROVIDE COMPLETE CROSS-REFERENCES WHERE APPROPRIATE OR NECESSARY TO FACILITATE CLEAR DISCLOSURE.

   THE COMPANY'S RESPONSE

        We note your comment and confirm that, in future filings, we will provide complete cross-references, as requested.

   FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2010

   MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 21

   7. ON PAGE 2 YOUR CONDENSED CONSOLIDATED BALANCE SHEETS SHOW A NET INCREASE FOR ALLOWANCE OF DOUBTFUL ACCOUNTS WAS APPROXIMATELY $3.3 MILLION IN 2010 FROM $1.8 MILLION IN 2009. IN FUTURE FILINGS PLEASE DISCUSS THE UNDERLYING REASONS FOR THIS INCREASE OF OVER 80%, ITS IMPACT ON YOUR LIQUIDITY AND WHETHER YOU BELIEVE THIS TO BE A KNOWN TREND.







   January 11, 2011
   Page 5

   THE COMPANY'S RESPONSE

        We note your comment and confirm that, in future filings, we will provide, to the extent applicable to the period discussed, the requested discussion.
        ------------------------------

        As requested by the Commission staff's letter, the Company hereby acknowledges that:

        * the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

        * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Steven L. Childers, Chief Financial Officer, at
   (217) 235-4440 should you have any questions regarding our responses or any related matters.

                       Sincerely,

                       Consolidated Communications Holdings, Inc.

                       By:       /s/ Robert J. Currey
                       Title:    President and Chief Executive Officer

                       By:       /s/ Steven L. Childers
                       Title:    Chief Financial Officer